SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

874054109

(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose, LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

                This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9, as amended by Amendment Nos. 1 and 2 thereto (the “Schedule 14D-9”), previously filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation, to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

                Item 8(c) is hereby amended by adding thereto the following information.

                Following the disclosure of the actions taken by the Company, the plaintiff in the Solomon v. Take-Two interactive Software, Inc., et al. purported class action lawsuit agreed to withdraw their motion to enjoin the Company’s 2008 annual meeting of stockholders, now scheduled for April 17, 2008.  These actions included filing a proxy supplement containing certain additional disclosures and providing a new extended period of time for stockholders to nominate persons for election to the Board and propose business to be considered at the 2008 annual meeting.  The plaintiffs have reserved the right to pursue all other claims and potential claims, including the ability to challenge the results of the voting at the 2008 annual meeting.  The Company has agreed to engage in further discovery in connection with the action.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By	/s/ Daniel P. Emerson
Daniel P. Emerson
Vice President, Associate General Counsel and Secretary

Dated:  March 27, 2008